

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Block A, Building No. 16
Yonyou Software Park, No. 68 Beiqing Road
Haidian District, Beijing, China

      Re: Autozi Internet Technology (Global) Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 27, 2023
           File No. 333-273166

Dear Houqi Zhang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Amendment No. 2 for Registration Statement on Form F-1

Permissions and Approvals for our Business Operation and Securities Offering, page 6

1.   Please revise to disclose the status of the information filing for your new car sales operation in the national automotive circulation information management system, or explain why this disclosure is no longer required. In this regard, we note that you have removed related references and risk factor disclosure.

Risk Factors
Risks Related to Doing Business in China
We may be materially adversely affected if our shareholders..., page 72

2.   Please revise to disclose the status of your PRC corporate shareholders application to

receive the Overseas Investment Certificate for Enterprises or the Notification to Record-filing, or tell us why this disclosure is not required.

Compensation of Directors and Officers, page 198

3.   Please update this disclosure for your most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yang Ge, Esq.